June 6, 2008

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:   Bio-Reference Laboratories, Inc., File No.:  0-15266

Dear Sir or Madam:

Transmitted herewith through EDGAR is Form 10 Q for the 2nd quarter ended April 30, 2008 for Bio Reference Laboratories, Inc.  If you have any questions or comments, please contact me at (800)229 5227.

Sincerely,

/S/ Sam Singer
Sam Singer
Chief Financial Officer